EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction	DBA

CarParts.com, Inc. (Philippines) Corporation	Philippines

Go Fido, Inc.	Delaware

Automotive Specialty Accessories and Parts, Inc. (1)	Delaware
Whitney Automotive Group, Inc. (2)	Delaware

(1)	Subsidiary of Go Fido, Inc.

(2)	Subsidiary of Automotive Specialty Accessories and Parts, Inc.